

July 15, 2014

<u>Via U.S. mail</u>
Prashanth Mahendra-Rajah
Chief Financial Officer
WABCO Holdings Inc.
Chaussee de Wavre, 1789
1160, Brussels Belgium

      Re: WABCO Holdings Inc.
             Form 10-K for the year ended December 31, 2013
             Filed February 13, 2014
             File No. 001-33332

Dear Mr. Mahendra-Rajah:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Lyn Shenk for

                              Linda Cvrkel
                              Branch Chief